Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kara Water, Inc.
54 W 40TH ST
New York, NY 10018
http://karawater.com/

Up to $1,234,998.80 in Class B Common Stock at $1.84
Minimum Target Amount: $14,999.68

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Kara Water, Inc.
Address: 54 W 40TH ST, New York, NY 10018
State of Incorporation: DE
Date Incorporated: July 28, 2020

Terms:

Equity

Offering Minimum: $14,999.68 | 8,152 shares of Class B Common Stock
Offering Maximum: $1,234,998.80 | 671,195 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.84
Minimum Investment Amount (per investor): $299.92

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are an Indiegogo Backer or prior customer in Kara Water as of 12/1/2023, you are eligible for 10% additional bonus shares and a free set of replacement filters.

Combo/Avid Investor Perk

Early Bronze — Invest $500+ within the first two weeks and receive 5% bonus shares

Early Silver — Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early Gold — Invest $2,500+ within the first two weeks and receive 10% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 12% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks: $500 - $10,000

Oasis 1 — Invest $500+ and receive the Champions Group Newsletter

Oasis 2 — Invest $1,000+ 2% bonus shares + Champions Group Newsletter + early access to new products

Oasis 3 — Invest $5,000+ and receive 3% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Countertop FREE

Oasis 4 — Invest $10,000+ and receive 5% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Countertop FREE

Volume-Based Perks: $25,000 - $50,000

Lake Huron — Invest $25,000+ and receive 7% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list B

Lake Superior — Invest $50,000+ and receive 9% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package

Volume-Based Perks: $75,000 - $150,000

Indian Ocean — Invest $75,000+ and receive 10% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package + 2 tickets to Jim Gaffigan in Flagstaff 9/5/2024 (incl. 2 night hotel)

Atlantic Ocean — Invest $100,000+ & receive 15% bonus shares +Champions Group Newsletter + personal 30-min video call with CEO Cody Soodeen + Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package + signed a guitar by performer + 2 tickets to Led Zeppelin's Robert Plant & Alison Krauss in Flagstaff 8/26/2024 + 2 night hotel or a different performer from List A

Pacific Ocean - Invest $150,000+ and receive 15% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package + signed guitar by performer + Skybox suite16 Tickets for Saturday and Sunday's 2025 WM Phoenix Open

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kara Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.84 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $184. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and if you are an Indiegogo Backer or prior customer in Kara Water as of 12/1/2023, you are eligible for additional bonus shares, in addition to the aforementioned bonus.

Disclaimers

*Insiders Group: First to know about upcoming product launches and company developments on a quarterly basis.

*New product delivery will be Sept. 2024

*Kara Pure delivery starting May 2024

All events are provided by R-Entertainment and although unlikely, are subject to removal from the list, cancelation, date adjustments, and other changes that can occur based upon the performers and the performers managements digression. R-Entertainment and Kara Water will try their best to accommodate investors for any such changes as mentioned above by providing alternative event options but cannot guarantee a suitable alternative will be provided if any alternative provided at all.

All event based perks will come with a live backstage experience to see and use Kara Pure! All events are provided by R-Entertainment and are subject to change based on performers and performers management discretion including cancellation, adjusted dates, etc. In the event that any of these occur, Kara Water and R-Entertainment will try their best to provide suitable alternatives but cannot promise that one will be found.

The Company and its Business

Company Overview

Company Overview

Kara Water is a technology company with a first-generation product, Kara Pure, currently in the market. Kara Pure is a household air-to-water dispenser that can produce up to 10 liters of alkaline water daily.

The water is sourced from the air using desiccant technology and fortified with minerals. It has a pH value of 9.2+.

Business Model

The company has established mass production and a full supply chain system. Kara Water has four established partnership agreements. The company is undergoing a CE certification with an estimated approval date of Jan 1, 2024.

A CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health, and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

Corporate Structure

Kara Water, Inc. was initially organized as a Delaware corporation on July 28, 2020. On December 16, 2020, Kara Atmosphereic Water, Inc., a New York corporation, merged with and into Kara Water, Inc. under the name of Kara Water, Inc., a Delaware Corporation.

Intellectual Property

The company has various trademarks in different stages of approval. The company also has a patent-pending product design.

Competitors and Industry

Competitors

Kara Water's competitive landscape can be viewed in two ways. First, is the bottled water market. Kara Water is an alternative to purchasing bottled water. However, there are also other air-to-water dispensors that compete with Kara Pure.

From a bottled water perspective, competitors include Acqua Panna, Evian, Figi, Essentia. All of these businesses bottle alkaline water. However, Kara Pure produces water with a higher alkaline level and without the plastic.

Kara Pure's top competitors in the air-to-water dispenser market are Majik Water (founded 2017), Air-O-Water (founder 2020), and SunToWater Technologies (2012).

Majik Water harvests water from the air by pulling air through solar-powered intake fan and absorbing water droplets from moisture in the air. Air-O-Water is a humidity and temperature-driven machine that creates water and conditiones outside air simultaneously. SunToWater Technologies is an air to water generation system powered by solar panels. It can be used for residential and commercial applications.

Industry

Kara Pure serves as an alternative to bottled water. Therefore, we are targeting the bottled water market and the k-cup / water enhancer market.

The bottled water market is estimated to be $94 billion in the USA and $316 billion globally. We are adjacently targeting the k-cup / water enhancer market which is estimated at $27.5B. Our total addressable market is $343.5 billion.

Sources:

1. US Bottled water market size: https://www.statista.com/outlook/cmo/non-alcoholic-drinks/bottled-water/united-states

2. Global bottled water market size: https://www.mordorintelligence.com/industry-reports/bottled-water-market

3. Water enhancer market size: https://www.futuremarketinsights.com/reports/water-enhancers-market

4. Coffee pod market size: https://www.imarcgroup.com/coffee-pods-capsules-market#:~:text=Market%20Overview%3A,7.3%25%20during%202023%2D2028.

Current Stage and Roadmap

Current Stage

Kara Water is currently in-market with approximately 500 units already delivered and operational. There are another additional 350 units to be delivered and presold.

The company has established mass production and a full supply chain system. Kara Water has generated approximately $1.6M in sales to date from our IndieGoGo campaign and other sales channels with four established partnership agreements.

Future Roadmap

We plan to implement new low-cost product expansions in Q1 of 2024. There is potential to expand into Australia and New Zealand through a large distribution partner, who is the sole manufacturer and distributor of iRobot in both countries. Finally, Kara Water is also undergoing a CE certification with an estimated approval date of Jan 1. 2024.

The Team

Officers and Directors

Name: Cody Soodeen

Cody Soodeen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Cody is leads the mission of Kara Water and is the sole executive and principal financial officer. He receives an annual salary of $84,000. He currently owns about 42% of the company equity.

Other business experience in the past three years:

- Employer: Handel Architects
  Title: BIM Manager
  Dates of Service: August, 2021 - August, 2022
  Responsibilities: Cody handled management, transmission, and education of BIM practices within the San Francisco office.

Name: Michael Di Giovanna

Michael Di Giovanna's current primary role is with Drive Time. Michael Di Giovanna currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Michael serves on the board of directors. He does not receive compensation. He currently owns about 8% of the company's equity.

Other business experience in the past three years:

- Employer: Drive Time
  Title: Senior Sales Advisor
  Dates of Service: December, 2020 - Present
  Responsibilities: Michael sells and finances vehicles to customers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Changes in the political, social and economic conditions of our markets may negatively impact our operating results. Our operations rely upon a third party that operates in China. Any changes that may affect our ability to do business could impair our production.

Limitations imposed by environmental and other regulatory requirements may negatively impact our operating results. Any environmental or other regulatory rulings that impact our air-to-water system could affect our ability to manufacture and sell our product(s).

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cody Soodeen	3,666	Unknown	42.16%
Cody Soodeen	3,666,000	Class A Common Stock	
William Irvine	3,142	Unknown	36.14%
William Irvine	3,142,000	Class A Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Promissory Notes, as amended. As part of the Regulation Crowdfunding raise, the Company will be offering up to 671,195 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 11,040,000 with a total of 8,694,000 outstanding.

Voting Rights

One vote per share.

Material Rights

1. Redemption. The Class A Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Class B Common Stock

The amount of security authorized is 960,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

1. Redemption. The Class B Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Convertible Promissory Notes, as amended

The security will convert into Preferred stock and the terms of the Convertible Promissory Notes, as amended are outlined below:

Amount outstanding: $798,000.00
Maturity Date: December 31, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Change of control event or Next Equity Financing (as defined below)

Material Rights

The Company issued nine convertible notes totaling $230,000 in 2021, seven convertible notes totaling $180,000 in 2022 and four convertible notes totaling $388,000 in 2023. Additionally, the Company amended the 2021 and 2022 notes to extend the maturity dates to December 31, 2025. During this process, the Company also increased its liability to four of its existing convertible note holders by $60K. The total convertible notes outstanding as of December 31, 2023 valued $798,000.

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 8% per year and is computed as simple interest on the basis of a 365 days per year. At a change of control event or the Next Equity Financing, all interest on the notes are deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for such change of control or Next Equity Financing.

Next Equity Financing: The outstanding principal and any accrued but unpaid interest under the aforementioned convertible notes shall be converted into equity securities at the initial closing of the Company's next sale of preferred stock in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000, including conversion of the Notes and other outstanding convertible notes, safes or equity certificates.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Promissory Note 2021
  Final amount sold: $230,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: February 08, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Promissory Note 2022
  Final amount sold: $180,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: April 07, 2022

Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Promissory Note 2023
  Final amount sold: $388,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: January 14, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $141,845 compared to $723994 in fiscal year 2023. Revenue in 2023 increased compared to 2022, the increase was from the commencement of sales for Kara Pure.

Cost of sales

Cost of Sales for fiscal year 2022 was $77,740 compared to $515,764 in fiscal year 2023.

The cost of sales increase was directly correlated to the launch of Kara Pure and the increased costs of selling and marketing a product.

Gross margins

Gross margins for fiscal year 2023 was 29%, compared to 45% in fiscal year 2023.

The decrease is due to the Kara Pure sales with higher discounts. Kara Water expects gross margins to return to levels greater than 45% in 2024.

Expenses

Expenses for fiscal year 2022 were $$673,121 compared to $591,751 in fiscal year 2023.

The decrease is due to a decrease in Advertising and Marketing, which was previously $336,178, and a decrease in Trade Shows/Events.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are committed to developing new products and continuing sales of our first generation product, Kara Pure. Past cash was primarily generated through sales. Our goal is to begin delivering our new product- Kara Pod- in January 2025, therefore increasing overall sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2024, the Company has capital resources available in the form of $104,000 cash on hand, $43,000 in account receivable, and about $798,000 in convertible notes.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 59% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $13k for expenses related to compensation, vendor payments, and marketing spend.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely.

Immediately following the raise, we anticipate the monthly expense to not change. However, once we bring on more sales representatives, increase marketing spend, and launch the new product, we expect the expenses to be $55k.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a potential sales crowdfunding campaign, equity crowdfunding campaign, preferred stock offering, debt offering for inventory and other general business operations. We are also in conversation with strategic partners and investors.

Indebtedness

- Creditor: Convertible Promissory Notes, as amended
  Amount Owed: $798,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025
  Please see The Company's Securities for a complete breakdown of the material terms for these Convertible Promissory Notes. The Company issued nine convertible notes totaling $230,000 in 2021, seven convertible notes totaling $180,000 in 2022 and four convertible notes totaling $388,000 in 2023. Additionally, the Company amended the 2021 and 2022 notes to extend the maturity dates to December 31, 2025. During this process, the Company also increased its liability to four of its existing convertible note holders by $60K.

- Creditor: Shopify
  Amount Owed: $3,870.00
  Interest Rate: 12.06%
  Maturity Date: August 23, 2024
  On October 25, 2023, the Company entered into a revenue-based financing loan with Shopify in the amount of $7,800. The loan has an interest rate of approximately 12.06%. The loans are due 303 days after it is funded. The estimated due date is August 23, 2024. The outstanding balance as of December 31, 2023 is $3,870.

Related Party Transactions

- Name of Person: Bill Irvine
  Relationship to Company: Advisor, Shareholder
  Nature / amount of interest in the transaction: Bill entered into Convertible Promissory Notes.
  Material Terms: The amount totals $60,000. The maturity date is 12/31/2025 with an interest rate of 8%.

- Name of Person: Colin Paterson
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Colin entered into Convertible Promissory Notes.
  Material Terms: The amount totals $20,000. The maturity date is 12/31/2025 with an interest rate of 8%.

Valuation

Pre-Money Valuation: $15,996,960.00

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no options or warrants outstanding. The Company has no shares reserved for issuance under any equity incentive plan or similar plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $755,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

We believe Kara Water is worth approximately $16,000,000. We have come to this conclusion by analyzing a comparable company in our space, Air Water Ventures Ltd. (AWV), which plans to go public through a special purpose acquisition company. The business combination is expected to close in the first quarter of 2024.

Air Water Ventures Ltd. is a direct air-to-water technology company headquartered in Abu Dhabi. The company produces high-quality drinking water through its proprietary technology. Its airflow system is designed to extract water from the air using minimal electricity. The system can be located anywhere with power - no water infrastructure is necessary. The technology can produce 2 to 50,000 liters per day, depending on the size of the system - household vs industrial.

Athena Technology Acquisition Corp. II (NYSE: ATEK.U, ATEK, ATEK WS), incorporated in Delaware, is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.

The Business Combination between Athena Technology Acquisition Corp. II and Air Water Ventures Ltd. will result in the formation of The Air Water Company. The Business Combination values the Company at a pre-money equity value of $300 million with $60 million in potential financing.

Kara Water, also a direct air-to-water technology, is at a similar stage to Air Water Ventures. Our product, Kara Pure, can be located in any place where there is electricity. Similar to Air Water Ventures, no water infrastructure is needed. However, Air Water Ventures is able to produce anywhere from 2 to 50,000 liters of water per day, whereas Kara Pure can only produce 10 liters of water per day. Kara Pure is a household technology and we currently have no plans to produce an industrial grade product.

We believe that an approximate $16,000,000 million valuation for Kara Water, at our current stage, is set at a discount compared to Air Water Ventures, mentioned above. First, AWV has a bottling plant with a capacity to serve 367 hotel rooms per day at Fairmonth Bab Al Bahr. Bottled water is a well-established and bigger market than producing air-to-water for home without bottling.

According to AWV's filings, the bottled water market size was $32 billion in 2021 in US. We estimate air-to-water market size in the US for Kara Pure is $2.8 billion, 8.75% of the bottled water market.

Second, Kara Water is only raising $1.23mm and has raised $700k in financing compared to AWV which has potentially secured $60mm in financing. Lower potential financing could mean lower immediate revenue and lower and longer dated future profits relative to AWV. That said Kara Water has over 800 orders valued at over $1mm and product in market.

It's for these reasons management believes AWV's pre-money valuation should be discounted by 95% to get to Kara Water's valuation.

Sources:

1. https://www.businesswire.com/news/home/20230420005590/en/

Use of Proceeds

If we raise the Target Offering Amount of $14,999.68 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Sales and Marketing of Kara Pure
  35.0%
  We anticipate using 35% of the funds towards the continued sales and marketing of our current product, Kara Pure.

- Product Development
  48.0%
  We anticipate allocating 48% of the funds towards developing the second generation Kara Pure and a developing new product.

- General and Administrative
  10.0%
  We plan on using 10% of the funds towards general and administrative expenses.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://karawater.com/ (www.karawater.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/karawater

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kara Water, Inc.

[See attached]

Kara Water, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kara Water, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has evaluated these conditions and plans to generate revenue and secure funding as needed to meet its financial obligations.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 19, 2024

KARA WATER, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	5,195	103,425
Accounts Receivable	109,319	102,637
Loan Receivable	15,000	-
Prepaid Expense	86,605	110,960
Inventory	358,450	615,364
Total Current Assets	**574,569**	**932,386**
Non-Current Assets:		
Research & Development	116,995	126,049
Total Non-Current Assets	**116,995**	**126,049**
TOTAL ASSETS	**691,564**	**1,058,435**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	112,790	181,671
Deferred Revenue	979,430	1,281,435
Payroll Tax Payable	9,255	1,597
Other Current Liabilities	-	-
Current Portion of Loan Payable	3,870	-
Total Current Liabilities	**1,105,345**	**1,464,703**
Non-Current Liabilities:		
Shareholder Loan Payable	80,000	70,000
Loan Payable	718,000	340,000
Total Non-Current Liabilities	**798,000**	**410,000**
TOTAL LIABILITIES	**1,903,345**	**1,874,703**
EQUITY		
Retained Earnings (Deficit)	(1,211,781)	(816,268)
TOTAL EQUITY	**(1,211,781)**	**(816,268)**
TOTAL LIABILITIES AND EQUITY	**691,564**	**1,058,435**

KARA WATER, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Revenue	723,994	141,845
COGS	(515,764)	(80,499)
Gross Profit (Loss)	**208,231**	**61,346**
Operating Expenses		
General and Administrative	310,632	229,338
Advertising and Marketing	145,576	248,388
Payroll Expense	91,941	70,138
Consulting Fees	19,784	-
Supplies	9,677	48,419
Rent and Lease	9,045	1,190
Taxes and Licenses	5,096	-
Repairs	-	19
Trade Shows and Events	-	61,094
Total Operating Expenses	**591,751**	**658,587**
Loss from Operations	**(383,520)**	**(597,241)**
Other Expenses		
Other Income (Expense)	1	19,129
Interest Expense	(11,736)	(7,895)
Other Expense	-	(25)
Total Other Income/Expense	**(11,736)**	**11,209**
Earnings Before Income Taxes, Depreciation, and Amortization	**(395,256)**	**(586,032)**
Amortization	9,054	9,054
Net Income (Loss)	**(404,310)**	**(595,085)**

KARA WATER, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(404,310)	(595,085)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	9,054	9,054
Accounts Receivable	(6,682)	(102,637)
Loan Receivable	(15,000)	-
Prepaid Expense	24,355	(103,550)
Inventory	256,914	(615,364)
Accounts Payable	(68,882)	100,950
Deferred Revenue	(302,004)	1,276,029
Payroll Tax Payable	-	1,597
Other Current Liabilities	-	(12,091)
Other	7,402	(8,967)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(94,843)	545,021
Net Cash provided by (used in) Operating Activities	(499,153)	(50,065)
INVESTING ACTIVITIES	-	-
Research & Development	9,054	(36,215)
Net Cash provided by (used in) Investing Activities	9,054	(36,215)
FINANCING ACTIVITIES		
Shopify Loan	3,870	-
Loan Payable	388,000	180,000
Net Cash provided by (used in) Financing Activities	391,870	180,000
Cash at the beginning of period	103,425	9,705
Net Cash increase (decrease) for period	(98,229)	93,721
Cash at end of period	5,195	103,425

KARA WATER, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	1,173	-	-	(221,269)	(221,269)
Issuance of Common Stock	1,918			-	-
Prior Period Adjustment	-	-	-	86	86
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(595,085)	(595,085)
Ending balance at 12/31/22	3,091	-	-	(816,268)	(816,268)
Issuance of Common Stock	8,691,059	-	-	-	-
Prior Period Adjustment	-	-	-	8,797	8,797
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(404,310)	(404,310)
Ending balance at 12/31/23	8,694,150	-	-	(1,211,781)	(1,211,781)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Kara Water, Inc ("the Company") was formed in Delaware on July 28th, 2020. The Company manufactures and sells air-to-water dispensers and associated products. The Company's vision is to be the global leader in commercializing regenerative solutions for water and other similar goods. The Company's headquarters is in New York, New York. The Company's primary place of business is the United States. The Company has pre-sold products to over 44 countries.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $103,425 and $5,195 in cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Research & Development

The company includes research and development expenses for making and testing prototypes in its financial records. In 2022, the net amortized costs were $126,049, and in 2023, they were $116,995.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The company deferred revenue of $1,281,435 and $979,430 for the years ended 2022 and 2023 respectively for products remaining to be shipped.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

	Nonvested Shares	Weighted Average Fair Value
Nonvested Shares, January 1, 2022	445,000	
Granted	7,110,020	-
Vested	(1,908,343)	-
Forfeited	(29,000)	-
Nonvested Shares, December 31, 2022	5,617,677	-
Granted	-	-
Vested	(1,444,370)	-
Forfeited	-	-
Nonvested Shares, December 31, 2023	4,173,307	-

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Two of the Company's shareholders entered into convertible promissory notes with the Company. As of 2022 and 2023 the loans totaled $80,000.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On October 25, 2023, the Company entered into a revenue-based financing loan with Shopify in the amount of $7,800. The loan has an interest rate of approximately 12.06%. The loans are due 303 days after it is funded. The estimated due date is August 23, 2024. The outstanding balance as of December 31, 2023 is $3,870.

The Company issued nine convertible notes totaling $230,000 in 2021, seven convertible notes totaling $180,000 in 2022 and four convertible notes totaling $388,000 in 2023. Additionally, the Company amended the 2021 and 2022 notes to extend the maturity dates to December 31, 2025. During this process, the Company also increased its liability to four of its existing convertible note holders by $60K. The total convertible notes outstanding as of December 31, 2023 valued $798,000, $80k of which pertains to shareholders, as discussed in Note 3.

The notes were issued under a master promissory note agreement and have the same terms and conditions.. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 8% per year and is computed as simple interest on the basis of a 365 days per year. At a change of control event or the Next Equity Financing, all interest on the notes are deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for such change of control or Next Equity Financing.

Next Equity Financing: The outstanding principal and any accrued but unpaid interest under the aforementioned convertible notes shall be converted into equity securities at the initial closing of the Company's next sale of preferred stock in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000, including conversion of the Notes and other outstanding convertible notes, safes or equity certificates.

NOTE 6 – EQUITY

The Company is authorized to issue up to 10,000,000 common shares with a par value of $0.0001 per share. As of 2022, 3,091 shares were issued, all of which are outstanding. By 2023, the number of issued shares had increased to 8,694,150, all of which remained outstanding.

Effective December 14, 2023, the Company's Board approved a 1,000-for-1 forward stock split of the Company's common stock, pursuant to which each issued and outstanding share of common stock is split into 1,000 shares of Class A common stock.

Voting: Common stockholders are entitled to one vote per share.
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2024, the date these financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF KARA WATER

Innovative Air-To-Water™ Technology

Kara Water™ is transforming hydration with Kara Pure™, providing up to 2.5 gallons (20 bottles) of mineral-rich 9.2+ pH antioxidant-alkaline water made from air per day.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


KARA
Kara Water™
Air-To-Water™

$694,084.90 Raised

Get Equity
$1.84 Per Share

RAISED	INVESTORS
$694,084.90	642
MIN INVEST	**VALUATION**
$299.92	$16M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? See here

REASONS TO INVEST

- Kara Water™ has achieved $1.6M in sales with over 800 units sold across 44 countries. Additionally, we've garnered attention with 9M organic views on YouTube & an appearance on the TODAY Show in January 2023.
- In a total addressable market worth approximately $343.5B, Kara Water™ is targeting the $316B Global Bottled Water Market as well as the $27.5 billion K-Cup/Water Enhancer Market.
- Utilizing our innovative desiccant air-to-water technology, Kara Pure water uses a UV-C sterilizer to produce the highest quality, purest drinking water that is low in bacteria and biological contaminants.

TEAM



Cody Soodeen • Chief Executive Officer, Principal Accounting Officer, Director

My background is in architecture and engineering. My early career was spent developing high-rises and megaprojects including Hudson Yards, Changi Airport T5, and many other major projects around the world. During my career I developed meaningful relationship...

Read More



Michael Di Giovanna • Director

Michael co-founded Kara Water and serves on the board.



Colin Paterson • Technology Advisor

Colin Paterson has over 30 years' experience in high tech engineering from startups to multibillion dollar companies in the semiconductor, supercomputer and telecommunications sectors. Colin was an early team member at MMC Networks which... **Read More**

Show More

THE PITCH

Transforming Air into Clean Water Since 2021



**The graphic above utilizes a computer-generated image of the product. The product is currently available on the market.*

Born from founder Cody Soodeen's childhood experience with contaminated well water and inspired by a resilient beetle from the Namib Desert known as Stenocara Gracilipes, that turns air into water using its shell, Kara Pure™ is what we believe is one of the first successful desiccant air-to-water dispensers of mineral-rich alkaline water.



The name of the Namibian Desert beetle is Stenocara Gracilipies, giving way to our company name and logo, Kara Water.

This beetle survives by capturing the water vapor in the air onto its shell. Once it captures enough of it, the beetle will stand on its head and drink the water from its back. The shell of this beetle uses something known as Van Der Wahl Forces to physically attract the water in the air to the surface of its shell and holds it there. Kara Pure replicates this process, to provide you with healthy, safe, and reliable drinking water.

Once the air has been captured from the environment and all impurities have been removed, the clean air then has its moisture extracted through a process called desiccation. Thanks to our UV-C sterilizer built in the water reservoir, Kara Pure produces high-quality, pure drinking water that is low in bacteria and biological contaminants. Beyond convenience, Kara Pure contributes to environmental sustainability, reducing the need for plastic bottles and tackles global water purity and scarcity issues.


Air-to-Water
Technology
Kara Pure transforms standard
air in the home into up to

OUR BUSINESS MODEL

Unveiling the Health-Boosting Power of Mineral-Rich Hydration

Kara Water's mission is crystal clear – provide local access to clean, healthy and reliable drinking water to everyone through air-to-water technology. Beyond filtration, Kara Pure enriches water with seven essential natural minerals, offering a holistic boost to mood, skin health, and overall vitality. Currently in-market with 492 operational units and 857 presold, we've been able to streamline our supply chain and mass production capabilities.

The Opportunity

60M
of U.S. adults won't drink tap water, filtered or not

$700+
Spent per year on bottled water and growing by Kara Water customers

$2.8B
Spent per year on bottled water by potential first market customers in U.S.

Groundwater fear is growing throughout the country and the world

Alkaline water is rapidly growing in popularity, (39% CAGR)

We believe **Kara Pure** is the premium environmentally friendly water delivery company



*Source | Source

**$3.96 million people is Kara Water's initial market size in the U.S. On average, $700 is spent per year on bottled water by Kara Water customers. $2.8 billion total spent by our market per year.*

Initially focusing on direct-to-consumer (D2C) sales, Kara Water is strategically pivoting to a business-to-business (B2B) model through a leasing/rental program. This shift ensures recurring revenue, while D2C drives strong margins and maintains steady income through replacement filters. Our roadmap includes expanding to 1,000 units in the rental market short-term and expansion into the mass market, fueled by our new, upcoming cost-effective product expected to launch in January 2024.



Mineral-enhanced with:
KARA
Ca
Calcium
Bone
Health

THE MARKET & OUR TRACTION

A Splash in the Market – Redefining Hydration Globally



The Market
$316B
Global Bottled Water Market
$27.5B
K-Cup/Water Enhancer Market
$1.6M
Revenue to Date
492
Operational Units
9M
Youtube Views

*Source / Source / Source

Kara Water is targeting a total addressable market of $343.5 billion, targeting both the global $94 billion bottled water industry in the U.S. and the $27.5 billion k-cup/water enhancer market (Source | Source | Source). With $1.6 million in revenue to date, four solid partnership agreements, products in 44 countries, and a unique product line, Kara Water has become recognized globally. To date, we've raised $735,000 on a convertible note, $1.3 million previously on Indiegogo, received accolades from Fast Company, TIME Magazine (Best Invention 2022), and CES, and are in the process of obtaining CE certification.


HOME TECH
KARA PURE AIR-TO-WATER DISPENSER
TODAY

Featured On:

Our team has been diligently preparing for the future with an exciting product roadmap including four innovative products in development. Among these, one is tailored for the mass market, another is set to replace the water cooler, a third to address off-grid applications through solar integration, and the fourth to serve as a supplementary mass market model. Founder, Cody Soodeen has spent 11 years working on and refining this technology, with the remainder of our dedicated leadership team coming from backgrounds working with companies such as Grimshaw, 7AC Tech, Indiegogo, CNN and more. With 492 operational units, a YouTube video gone viral, a solid leadership team with decades of collective expertise in architecture, technology, and finance, and plans for global expansion, our goal is to grow to become a major player within the industry.

> **I can't believe that this thing PUMPS out so much water in Arizona!** My wife, myself and my dog love it!
>
> KERRY D. / **ARIZONA**


WOW I can not say enough good things about it! It's so nice to have independent and amazing water at home that tastes incredible and is a great alkaline level too.
MALKUTH F. / **CALIFORNIA**

**The above testimonials may not be representative of the opinions or of the experiences of other Kara Water users and is not a guarantee of future performance or success.*

WHY INVEST

Transform the Future of Accessible, Sustainable Drinking Water


KARA
Kara Water™
not only provides local healthy supportive great tasting water but also addresses environmental concerns of plastic bottle pollution and depletion by tapping into a new source of water, the air.

Join us on our journey of pioneering a societal shift towards air-to-water as the primary source for indoor drinking. By investing, you become part of a mission to impact billions of lives by making clean, healthy, and reliable drinking water accessible to more people than ever more. Looking to the future, our goal is to impact the 2 million people living in third world countries with Kara Pure™. An investment in Kara Water is an investment for the future of accessible drinking water.

Kara Water aims to revolutionize how we access drinking water globally. Don't miss the chance to be at the forefront of this movement in drinking water consumption through water decentralization.

17b Disclosure

ABOUT

HEADQUARTERS
54 W 40TH ST
New York, NY 10018

WEBSITE
View Site

Kara Water™ is transforming hydration with Kara Pure™, providing up to 2.5 gallons (20 bottles) of mineral-rich 9.2+ pH antioxidant-alkaline water made from air per day.

TERMS

Kara Water

Overview

PRICE PER SHARE
$1.84

VALUATION
$16M

DEADLINE
Sep. 4, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$299.92

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.80

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
8,152

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
671,195

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

As you are an Indiegogo Backer or prior customer in Kara Water as of 12/1/2023, you are eligible for 10% additional bonus shares and a free set of replacement filters.

Combo/Avid Investor Perk

Early Bronze — Invest $500+ within the first two weeks and receive 5% bonus shares

Early Silver — Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early Gold — Invest $2,500+ within the first two weeks and receive 10% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 12% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks: $500 - $10,000

Oasis 1 — Invest $500+ and receive the Champions Group Newsletter

Oasis 2 — Invest $1,000+ 2% bonus shares + Champions Group Newsletter + early access to new products

Oasis 3 — Invest $5,000+ and receive 3% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Countertop FREE

Oasis 4 — Invest $10,000+ and receive 5% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Countertop FREE

Volume-Based Perks: $25,000 - $50,000

Lake Huron — Invest $25,000+ and receive 7% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list B

Lake Superior — Invest $50,000+ and receive 9% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package

Volume-Based Perks: $75,000 - $150,000

Indian Ocean — Invest $75,000+ and receive 10% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package + 2 tickets to Jim Gaffigan in Flagstaff 9/5/2024 (incl. 2 night hotel)

Atlantic Ocean — Invest $100,000+ & receive 15% bonus shares +Champions Group Newsletter + personal 30-min video call with CEO Cody Soodeen + Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package + signed a guitar by performer + 2 tickets to Led Zeppelin's Robert Plant & Alison Krauss in Flagstaff 8/26/2024 + 2 night hotel or a different performer from List A

Pacific Ocean - Invest $150,000+ and receive 15% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package + signed guitar by performer + Skybox suite16 Tickets for Saturday and Sunday's 2025 WM Phoenix Open

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kara Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.84 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $184. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and if you are an Indiegogo Backer or prior customer in Kara Water as of 12/1/2023, you are eligible for additional bonus shares, in addition to the aforementioned bonus.

Disclaimers

*Insiders Group: First to know about upcoming product launches and company developments on a quarterly basis.

*New product delivery will be Sept. 2024

*Kara Pure delivery starting May 2024

All events are provided by R-Entertainment and although unlikely, are subject to removal from the list, cancelation, date adjustments, and other changes that can occur based upon the performers and the performers managements digression. R-Entertainment and Kara Water will try their best to accommodate investors for any such changes as mentioned above by providing alternative event options but cannot guarantee a suitable alternative will be provided if any alternative provided at all.

All event based perks will come with a live backstage experience to see and use Kara Pure! All events are provided by R-Entertainment and are subject to change based on performers and performers management discretion including cancellation, adjusted dates, etc. In the event that any of these occur, Kara Water and R-Entertainment will try their best to provide suitable alternatives but cannot promise that one will be found.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

Yanko Design

THIS DEVICE TURNS AIR INTO PURE DRINKING WATER, PROVIDING 10 LITERS OF FRESH MINERAL WATER EACH DAY

View Article

Today

Hot new tech: Air-to-water dispenser, indoor garden, more

View Article

Consumer Technology Association

CES 2023 INNOVATION AWARD PRODUCT

View Article

Time

Pulling Water Out of Thin Air

View Article

TechHive

This wireless coffee maker pulls water out of thin air

View Article

Show More Press

ALL UPDATES

07.12.24

Meet Kara Water's experienced leadership team


CODY SOODEEN
CEO + Co-Founder | Kara Water
K A R A
• Architect and engineer
• Inspired after struggling with contaminated drinking water as a child
• Wants to make drinking water accessible to everyone in the world
Learn More on
start engine

Dear Investors,

With a background in architecture and design, Kara Water CEO and co-founder Cody Soodeen spent more than a decade perfecting Kara's transformational "air-to-water" technology. As an architect, Cody's resume includes acclaimed companies, including Kohn Pedersen Fox Associates, where he worked on projects for Wells Fargo, J.P. Morgan, Google, Robert De Niro, and the US and UK governments. As a child, Cody witnessed firsthand the devastating effects of drinking contaminated water. He is on a mission to bring clean water independence to everyone in the world.

Our CEO is joined by an experienced team from renowned companies including 7AC Tech, Indiegogo, and CNN!

After securing $1.8M in orders with over 500 units delivered across 44 countries, Kara Water is gearing up to take on the multi-billion dollar global bottled water and K-Cup/water enhancer markets.

Click the link below to join us in revolutionizing how the world hydrates!

INVEST NOW

07.10.24

Kara teams with Faherty in Greenwich, CT


KARA
AIR-TO-WATER
SPECIAL POP-UP SHOP!
FAHERTY
FAHERTY CLOTHING
120 GREENWICH AVENUE
GREENWICH, CT
JULY 11-14

Dear Investors,

Get ready for good vibes, great clothes, and free water!

Kara Water is teaming with American clothing brand Faherty this week to host an exclusive "pop-up shop" at their flagship Greenwich, CT store (120 Greenwich Avenue, Greenwich, CT 06830).

Drop by July 11-13 from 10a - 4p to say hi, ask questions, and sample Kara Pure's delicious alkaline drinking water.

Click here to learn more about the popular brand described as "surf hippie" by The New York Times.

Kara Water and Faherty are both committed to quality, excellence, and sustainability — making this a perfect partnership for a hot summer weekend.

We hope to see you there!

Click the link below to follow Kara Water as we reshape the future of water.

INVEST NOW

07.04.24

Freedom from chemicals in tap and bottled water


HAPPY
4TH OF
JULY!
FROM THE TEAM
AT KARA WATER
TODAY
KARA
AIR-TO-WATER

Dear Investors,

Happy 4th of July!

On this Independence Day, we want to thank you for believing in the future of water and helping customers around the world enjoy freedom from "forever chemicals"... freedom from microplastics... and freedom from the controversial cocktail of chemicals frequently found in tap and bottled.

Because of your continued support, more people are achieving water independence through Kara Water's award-winning "air-to-water" technology that produces crisp, clean, and delicious drinking water from thin air!

Our devices harvest water 24/7/365 in any climate — making them perfect for homes, offices, RVs, and schools around the globe.

There's a reason why Paradise4Kids, an orphanage in Africa, and Moen, #1 faucet brand in North America, trust Kara Water.

Click the link below to follow our continued growth and invest in our transformational technology!

With your help, we can continue to reshape the future of water.

INVEST NOW

07.03.24

Clean water center stage in Presidential Debate


AIR-TO-WATER
VOTE
KARA
CES INNOVATION AWARDS 2023
TIME BEST INVENTIONS
TODAY
AWARD-WINNING AIR-TO-WATER TECHNOLOGY
TRANSFORMS AIR INTO ALKALINE DRINKING WATER
UP TO 2.5 GALLONS A DAY IN ANY CLIMATE

Dear Investors,

Did you catch Biden and Trump spar over clean water and climate policies in last week's historic CNN Presidential Debate?

Drinking water is on the minds of millions of Americans as the country faces historic droughts and summer heat waves, in addition to mounting concerns over the safety of both tap and bottled water.

Kara Water gives us a better opportunity to make a decision about the drinking water we elect to put in our bodies.

- We can overpay for tap and bottled water *(often contaminated with "forever chemicals", microplastics, and fluoride)*
- Or we can enjoy Kara Water *(crisp, clean, and delicious alkaline water produced locally from pure air 24/7)*

The choice is clear — cut the cord on tap water in 2024 and invest in Kara Water for your home, school, or business.

There's a reason why our award-winning "air-to-water" devices have been featured across NBC's "Today Show", The Weather Channel, and BBC News.

Click the link below and follow us as we reshape the future of clean drinking water!

INVEST NOW

06.28.24

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Kara Water offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign end date to September 3rd, 2024.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

06.26.24

Kara Water at the "SXSW of the Northeast"!


KARA
AIR-TO-WATER
HOBOKEN WATERFRONT
JUNE 27, 2024
propelify
INNOVATION
FESTIVAL

Dear Investors,

If you're on the Northeast, come check us out tomorrow at the Propelify Innovation Festival in Hoboken, NJ!

Kara Water CEO, Cody Soodeen, will be answering questions and showing off our award-winning air-to-water technology at what Forbes calls the "SXSW of the Northeast".

We'll have the all-new Kara Pod on display — the world's first self-refilling coffee maker and air-to-water device!

It's exciting to be part of an event celebrating innovative companies who are helping propel the future.

Doors open at 11am!

If you can't make it, click the link below to follow Kara Water and join us in reshaping the future of water.

INVEST NOW

06.24.24

Jack Nicholson's "Chinatown" and "Water Wars"


"WATER WARS"
THEN & NOW

Dear Investors,

Did you know Jack Nicholson's award-winning movie "Chinatown" hit theaters 50 years ago this week?

The film was inspired by the real greed and mayhem behind the race to control water in Los Angeles (also known as California's "Water Wars").

Cut to a half a century later and the all-time great film's theme's hit even harder today.

Battles over water are heating up globally on the heels of record-setting temperatures, droughts, wildfires, and impacts of climate change.

In fact, the Supreme Court just rejected a controversial water-sharing deal between Texas and New Mexico over access to the Rio Grand, a massive river that supplies water to 6 million people.

The high-profile SCOTUS ruling comes as CNN reports that a potential US-Mexico water war is looming.

CNN also spoke to a professor from USC who explained: "There's a presumption... that water is dull, and it's anything but dull. The legal record around water, the fights, the manipulations, the engineering, the uncertainties. Water is fascinating. It's because it's so fundamental."

Kara Water's award-winning devices produce clean drinking water from thin air — and can be deployed today to help people anywhere in the world.

Click the link below to learn more and follow us on our mission to transform global access to water.

INVEST NOW

06.21.24

African Orphanage taps Kara to keep kids hydrated


KARA
AIR-TO-WATER
X
PARADISE
4KIDS

Dear Investors,

We've told you about great companies like Hilton's Conrad Hotel and Moen who love using Kara Water, but did you know global non-profits including Water.org and Paradise4Kids also use Kara Water!?

The picture above was shared with us from by the Paradise4Kids team in Sierra Leone, Africa, who've set up multiple Kara Pure units to keep the children at their orphanages healthy and hydrated.

It's exciting to see Kara Water helping such a wonderful children's charity!

You can visit paradise4kids.org to learn more about their work across Africa, Fiji, Papua New Guinea, Asia, and South America.

Click the link below to follow Kara Water and join our mission to bring clean water to billions of people around the planet!

INVEST NOW

06.18.24

500+ investors support the future of water



KARA
TIME BEST INVENTIONS
CES INNOVATION AWARDS
• 500+ INVESTORS
• $500,000+ RAISED
STARTENGINE.COM/OFFERING/KARAWATER
TRANSFORMATIONAL AIR-TO-WATER TECHNOLOGY

Dear Investors,

Thank you for supporting the future of drinking water!

Already, 500+ investors from around the world have backed our award-winning air-to-water technology!

The investment: more than half of a million dollars towards making drinking water accessible to billions of people around the planet.

Envision a world where schools, offices, and homes can harvest their own clean drinking water from thin air — without relying on tap water and bottled water (all too frequently contaminated with microplastics and “forever chemicals”).

With your help, this better world is within reach.

Kara Water's cutting-edge devices have been featured across global media outlets including NBC, The Weather Channel, BBC News, The Daily Mail, and The Hollywood Reporter.

Major companies are Kara Water customers, including Hilton’s luxury Conrad Hotel in downtown New York and the #1 faucet brand in North America, Moen.

We’ve also opened [pre-orders for Kara Pod](), our new air-to-water countertop device that doubles as world’s first self-refilling coffee machine!

If you haven’t invested in Kara Water yet, it’s not too late.

Click the link below to learn more and join us in revolutionizing the future of drinking water and hydration.

INVEST NOW

06.14.24

Kara Water CEO featured on popular tech podcasts


KARA WATER CEO FEATURED ON POPULAR TECH PODCASTS

Dear Investors,

You can now catch our CEO Cody Soodeen on Tom Merritt's popular tech podcasts “A Word” and “Daily Tech News Show”!

Tom is an award-winning tech reporter and the former executive editor for CNET (names from Joe Rogan to President Obama follow him on X).

Cody and Tom spoke for 30 minutes about the future of drinking water and how an incredible Namibian desert beetle helped inspire Kara Water's award-winning air-to-water technology.

It's exciting to see our internationally recognized devices being featured across popular television shows, podcasts, magazines, newspapers, and articles — including Fox's "Food Stars with Gordon Ramsay", NBC's “Today Show", The Weather Channel's “Pattrn", BBC News, The Daily Mail, and The Hollywood Reporter.

If you haven't invested in Kara Water yet, it's not too late!

Click the link below to learn more and join our mission to change the world by turning the air we all breathe into crisp, clean, and delicious drinking water.

INVEST NOW

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Kara Water.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Oasis 1

Invest $500+ and receive the Champions Group Newsletter

Select

$1,000

Oasis 2

Invest $1,000+ 2% bonus shares + Champions Group Newsletter + early access to new products

Select

$5,000

Oasis 3

Invest $5,000+ and receive 3% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Countertop FREE

Select

$10,000

Oasis 4

Invest $10,000+ and receive 5% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Countertop FREE

Select

$25,000

Lake Huron

Invest $25,000+ and receive 7% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list B

Select

$50,000

Lake Superior

Invest $50,000+ and receive 9% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package

Select

$75,000

Indian Ocean

Invest $75,000+ and receive 10% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package + 2 tickets to Jim Gaffigan in Flagstaff

Select

$100,000

Atlantic Ocean

Invest $100,000+ & receive 15% bonus shares +Champions Group Newsletter + personal 30-min video call with CEO Cody Soodeen + Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package + signed a guitar by performer + 2 tickets to Led

Select

$150,000

Pacific Ocean

Invest $150,000+ and receive 15% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Countertop FREE + Kara Pure FREE + tickets to any show from list A + merchandising VIP package + signed guitar by performer +

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PINNED BY STARTUP

PK **Praveenraj Krishnarajan**
2 months ago

Hi Cody
Can you share a bit on your innovation pipeline and ...
Show more

1 0

CS **Cody Soodeen**
Kara Water • 2 months ago

Hello Praveenraj,
...
Show more

0

LT **Leonid Turetsky**
a day ago

Is the desiccant food-grade and FDA-approved?

0 0

WT

William Tisdale
23 days ago

I know you guys are busy but would love to see some answers to the questions below. Also wondering if the...
Show more

1 0

CS

Cody Soodeen
Kara Water • 20 days ago

Hi William!
...
Show more

0

CG

Christopher D Guinn Jr
24 days ago

How often do the filter(s) need to be changed?

1 0

CS

Cody Soodeen
Kara Water • 20 days ago

Hi Christopher!
...
Show more

0

BK

Benjamin Kanter
25 days ago

Hi Cody,
Cool product for sure. I'm wondering if you are paying ...
Show more

0 0

AB

Anthony Brooking
a month ago

Hi,
...
Show more

1 0

CS

Cody Soodeen
Kara Water • 19 days ago

Hello Anthony!
...
Show more

0

Daniel Lowell
a month ago

You are building consumer products for the premium customer. That involves a commitment to developing ...
Show more

1 0

Cody Soodeen
Kara Water • 19 days ago

Hi Daniel,
...
Show more

0

W Kim Colich
a month ago

Hi Cody, You're over halfway there! Will you be extending your campaign again? I'm hoping to see yo...
Show more

1 0

Cody Soodeen
Kara Water • 20 days ago

Thank you!
...
Show more

0

james godfrey
a month ago

Doesn''t this technology already exist? What will the selling priceebe and how much electricity will it use? ...
Show more

1 0

Cody Soodeen
Kara Water • 20 days ago

Hi James!
...
Show more

0

LF

Lori Fehr
a month ago

Hi Cody,
...
Show more

0 0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, my name is Cody Soodeen, I'm an architect and the CEO of Kara Water, and I'm passionate about bringing clean drinking water to the world.

I grew up in a small town in Pennsylvania where for many years we unknowingly had bacteria in our well and it really affected my family's health. When we found out, we began to purchase only bottled water. While studying architecture, I learned about this little beetle that lives in the driest desert in the world, the Namib desert. This beetle survives by capturing water vapor in the air on its shell, and when it captures enough of it, it does a handstand, and drinks the water off of its very own back! When I saw this, I thought to myself that if we could replicate this natural phenomenon, it could change how we access clean drinking water everywhere! This was the start of Kara Water.

At Kara Water, we've created an innovative air-to-water dispenser that literally turns the air around you into healthy, safe, and reliable drinking water. We learned that the shell of the beetle uses something called Van Der Wahl forces to physically attract water in the air to the surface of its shell and it holds it there. We've replicated how the beetle does that and scaled the process from a few droplets of water up to 10L per day with our product Kara Pure.

Kara Pure is already serving thousands of people and to date, has offset approximately 1.79 million plastic bottles of water and we'll offset millions more. We have the capability to shrink our technology, make it larger, add solar, produce virtually any amount of water we want on any scale, and we plan to! Our goal is to see air-to-water technology in every home, office, gym, spa, mall, boat, RV, virtually every space that you drink water, in any environment.

Kerry Dunne is one of our customers in Scottsdale Arizona. Here's what he has to say.

Testimonial:

"Hi my name is Kerry Dunne. I'm with R-entertainment. You're in Beautiful Scottsdale Arizona in our office where we have a Kara Water machine, and also if you're at my house you'd see the Kara Water machine in my house. We live in the middle of a desert in Beautiful Scott. Arizona. Every day I wake up to have 2.5 gallons. We were never sure if this is going to be working in the desert, but it does phenomenal.

It's hard carrying 40 bottles of water from Costco into the house every two minutes, so I got rid of that.

I have the most spoiled dog in the world, he's even drinking Kara Water, so it's a great product and I highly recommend everybody just to check it out.

Yanko Design, which boast 3M monthly readers, wrote this; "Kara Pure's high-end engineering with minimalist design are well within the domain of companies like Apple and Dyson!" If that's not a bold enough statement, right afterwards, Kara Pure was chosen as TIME Magazine's Best Inventions of 2022, right after that Kara Pure won the CES Innovation Award in January 2023 and then shortly afterwards, Kara Pure was featured on the TODAY Show!

We have established mass production, warehousing, and logistics, and to date we've generated $1.6M in sales. I personally sit in our factory myself to oversee development, manufacturing, and QC of all of our products and will continue to do so as we push the envelope of innovation. We have exciting developments in the works to enter the mass market and expand our sales channels for Kara Pure through leasing.

Let's end the transportation of bottled water from hundreds or thousands of miles away. Let's end our fear of what's in the water that our kids are drinking and instead, let's together expand air-to-water technology to every home, office, and place of business. They say that water will be the next gold. At Kara Water, we make water.

Support our campaign and together we can bring local drinking water to people all over the world right where they are, with no infrastructure required. We hope that you'll share our campaign and invest in the future of local drinking water.

Sources:

1. Yanko Design monthly readers: https://www.yankodesign.com/tips-publication/

2. TIME Magazine Best Inventions of 2022: https://time.com/collection/best-inventions-2022/6222300/kara-pure/

3. CES Innovation Award: https://www.ces.tech/innovation-awards/honorees/2023/honorees/k/kara-pure.aspx

4. TODAY Show: https://www.today.com/video/hot-new-tech-air-to-water-dispenser-indoor-garden-more-162107973683

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "KARA WATER, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF DECEMBER, A.D. 2023, AT 12:12 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3332194 8100
SR# 20234219177

Authentication: 204844354
Date: 12-18-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:12 PM 12/15/2023
FILED 12:12 PM 12/15/2023
SR 20234219177 - File Number 3332194

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KARA WATER, INC.

The undersigned, Cody Soodeen, hereby certifies that:

1. The undersigned is the duly elected and acting Chief Executive Officer of Kara Water, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on July 28, 2020.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

"The name of this corporation is Kara Water, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Recapitalization.** Without any other action on the part of the Corporation or any other person, effective immediately upon the filing of this Amended and Restated Certificate of Incorporation (the "Restated Certificate") with the Delaware Secretary of State (the "Effective Time"), each share of the Corporation's Common Stock, $0.0001 par value per share, issued and outstanding (the "Old Common Stock") shall automatically, without further action on the part of the Corporation or any holder of Old Common Stock, convert into 1,000 fully paid and nonassessable shares of Class A Common Stock, $0.0001 par value per share, of the Corporation. The conversion described in the foregoing sentence shall be referred to herein as the "Forward Stock Split". No fractional shares will be issued in connection with the Forward Stock Split effected by the preceding sentence. From and after the Effective Time, any stock certificates that, immediately prior to the Effective Time, represented the shares of Old Common Stock, shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Class A Common Stock into which such Old Common Stock has been converted in the Forward Stock Split pursuant to this Restated Certificate.

(B) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock." The total number of shares which the Corporation is authorized to issue is 12,000,000 shares, each with a par value of $0.0001 per share. 11,040,000 shares shall be Class A Common Stock and 960,000 shares shall be Class B Common Stock.

(C) **Class A Common Stock.**

1. **Redemption.** The Class A Common Stock is not mandatorily redeemable.

2. **Voting Rights and Powers.** Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(D) **Class B Common Stock.**

1. **Redemption.** The Class B Common Stock is not mandatorily redeemable.

2. **Voting Rights and Powers.** Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal the Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Solely for purposes of this paragraph, "officer" shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law as amended from time to time.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Restated Certificate inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Restated Certificate or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein."

* * *

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed on 12/14/2023.

Cody Soodeen

Cody Soodeen, Chief Executive Officer

Exhibit G - Testing the Waters Materials


start engine
EXCITING UPCOMING
INVESTMENT OPPORTUNITY
KARA
Help make turning air into locally sourced drinking water available to everyone!
SIGN UP TO
LEARN MORE
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Cody Soodeen

From: Kara Water Inc <kara@karawater.com>
Sent: Thursday, December 14, 2023 7:09 PM
To: Cody Soodeen
Subject: Own a part of Kara Water for only $299!

Can't see this email? View in Your Browser

Invest as little as $299!


start engine
RESERVE YOUR INTERESTS TODAY!
SIGN UP TO LEARN MORE

Hi Cody,
We're launching an equity crowdfunding campaign where you can become a part of Kara Water **FOR AS LITTLE AS $299!**

Sign up to our wait list to learn more!

Supporters who invest in the first 24 hours will have access to exclusive bonus shares in our business!

Join the Waitlist!

Yours Truly,
Cody Soodeen
CEO of Kara Water

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Cody Soodeen

From: Kara Water Inc <kara@karawater.com>
Sent: Wednesday, December 13, 2023 6:58 PM
To: Cody Soodeen
Subject: What if you could turn air into drinking water?

Can't see this email? View in Your Browser



Hi Cody,
Kara Water is revolutionizing the drinking water industry with our innovative air-to-water technology.

Interested in becoming a part owner of Kara Water as we continue to expand air-to-water technology around the world?

Join our waitlist by clicking on the button below to learn more!

Supporters who invest in the first 24 hours will have access to exclusive bonus shares in our business!

Join the Waitlist!

Yours Truly,
Cody Soodeen
CEO of Kara Water

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Can't see this email? View in Your Browser

KARA

JOIN THE WAITLIST


TIME
BEST
INVENTIONS
2022

Hi Cody,

Want to become a part owner of a TIME Magazine Best Invention? What about investing in a $342B market? Well that chance is coming soon!

Kara Water has had strong growth over the last 3 years and we're taking on massive dollar bottled water market!

Supporters who invest in the first 24 hours will have access to exclusive bonus shares in our business!

Interested? Join our waitlist to be among the first to be notified of when our investment opportunity goes live!

Join the Waitlist!

Yours Truly,
Cody Soodeen
CEO of Kara Water



LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

No longer want to receive these emails? Unsubscribe.
Kara Water Inc 54 W 40th Street New York, New York 10018

Cody Soodeen

From: Kara Water Inc <kara@karawater.com>
Sent: Monday, December 11, 2023 1:15 AM
To: Cody Soodeen
Subject: It's all thanks to your support

Can't see this email? View in Your Browser

KARA

JOIN THE WAITLIST



Hi Cody,
Since 2017, people like you are the reason Kara Water is even possible. Because of your support, we're bringing access to clean, healthy, and reliable drinking water made directly from air to people all over the world.

The next step in our journey is about to begin and we think you'll be just as excited as we are about it. Keep an eye out for our **upcoming investment opportunity** into Kara Water where you can **become a part owner** of our innovative air-to-water business.

Supporters who invest in the first 24 hours will have access to **exclusive bonus shares in our business.**

Interested? Join our waitlist to be among the first to be notified of when our investment opportunity goes live!

Join the Waitlist!

Yours Truly,
Cody Soodeen
CEO of Kara Water



LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.